Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

(1) PRE-CONDITIONAL PROPOSAL FOR THE PRIVATISATION OF

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

(2) PROPOSED WITHDRAWAL OF LISTING OF

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

AND

(3) ESTABLISHMENT OF THE INDEPENDENT BOARD COMMITTEE

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

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SCHEME OF ARRANGEMENT

On 15 May 2025, the Offeror requested the Board to put forward the Proposal to the holders of Scheme Shares (including Scheme Shares underlying the ADSs) for the privatisation of the Company by way of a scheme of arrangement under Section 86 of the Companies Act, subject to the satisfaction of the Pre-Condition and satisfaction or waiver of the Conditions, as applicable, which, if approved and implemented, will involve the cancellation of the Scheme Shares and, in consideration thereof, the payment to the Scheme Shareholders of the Cancellation Price in cash for each Scheme Share, and the withdrawal of the listing of the Shares on the Stock Exchange and of the ADSs on the NYSE.

The Scheme will provide that the Scheme Shares (including Scheme Shares underlying the ADSs) will be cancelled in exchange for HK$2.068 in cash for each Scheme Share. Each ADS represents 30 Shares and, accordingly, upon the Proposal becoming effective, holders of ADSs will, for each ADS, receive the US dollar equivalent of 30 times the Cancellation Price of HK$2.068 in cash, converted at the most recently published Federal Reserve H.10 exchange rate available prior to the effective date of the Scheme. For illustration purposes only, based on the most recently published Federal Reserve H.10 exchange rate available prior to this joint announcement, this equates to approximately US$7.976 in cash per ADS. The actual exchange rate applicable to the conversion from Hong Kong dollars to US dollars will be the most recently published Federal Reserve H.10 exchange rate available prior to the effective date of the Scheme, and may differ from such illustrative rate. Such US dollar amounts will be paid to holders of ADSs upon surrender of their ADSs (net of applicable fees, charges and expenses of the Depositary, governmental charges and any taxes withheld) in accordance with the terms of the Deposit Agreement.

If, after the date of this joint announcement, any dividend and/or other distribution and/or other return of capital is announced, declared or paid in respect of the Shares (including the Shares underlying the ADSs), the Offeror will reduce the Cancellation Price by all or any part of the gross amount or value of such dividend, distribution and/or, as the case may be, return of capital after consultation with the Executive, in which case any reference in this joint announcement, the Scheme Document or any other announcement or document to the Cancellation Price will be deemed to be a reference to the Cancellation Price as so reduced. The Company has confirmed that it does not intend to announce, declare or pay any dividend, distribution or other return of capital before the effective date of the Scheme or the lapse, withdrawal or termination of the Scheme (whichever is earlier). As at the date of this joint announcement, the Company has no declared but unpaid dividends and/or other distribution and/or other return of capital.

The Cancellation Price will not be increased, and the Offeror does not reserve the right to do so. Shareholders and ADS Holders and potential investors should be aware that, following the making of this statement, the Offeror will not be allowed to increase the Cancellation Price.

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The Cancellation Price of HK$2.068 represents:

•	a premium of approximately 72.33% over the closing price of HK$1.200 per Share as quoted on the Stock Exchange on the Last Undisturbed Day;

•	a premium of approximately 100.00% over the average closing price of approximately HK$1.034 per Share based on the daily closing prices as quoted on the Stock Exchange for the 15 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 131.66% over the average closing price of approximately HK$0.893 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 160.72% over the average closing price of approximately HK$0.793 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 189.19% over the average closing price of approximately HK$0.715 per Share based on the daily closing prices as quoted on the Stock Exchange for the 120 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 223.23% over the average closing price of approximately HK$0.640 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 22.37% over the closing price of HK$1.690 per Share as quoted on the Stock Exchange on 28 February 2025, being last trading day prior to the commencement of the offer period;

•	a premium of approximately 23.10% over the closing price of HK$1.680 per Share as quoted on the Stock Exchange on the Last Trading Day;

•	a premium of approximately 29.25% over the average closing price of approximately HK$1.600 per Share based on the daily closing prices as quoted on the Stock Exchange for the 15 trading days up to and including the Last Trading Day;

•	a premium of approximately 29.63% over the average closing price of approximately HK$1.595 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including the Last Trading Day;

•	a premium of approximately 34.01% over the average closing price of approximately HK$1.543 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including the Last Trading Day;

•	a premium of approximately 83.48% over the average closing price of approximately HK$1.127 per Share based on the daily closing prices as quoted on the Stock Exchange for the 120 trading days up to and including the Last Trading Day;

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•	a premium of approximately 117.91% over the average closing price of approximately HK$0.949 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including the Last Trading Day;

•	a discount of approximately 12.42% to the Group’s net asset value attributable to the Shareholders of approximately HK$2.361 per Share pursuant to the latest audited consolidated financial statements of the Company as at 31 December 2024, calculated based on the audited consolidated net asset value attributable to the Shareholders of RMB2,558 million (equivalent to approximately HK$2,763 million by using an exchange rate of HK$1 to RMB 0.92604 as at 31 December 2024) as at 31 December 2024 and the Shares in issue as at the date of this joint announcement; and

•	a discount of approximately 5.17% to the Group’s Net Tangible Asset Value Attributable To The Shareholders of approximately HK$2.181 per Share pursuant to the latest audited consolidated financial statements of the Company as at 31 December 2024, calculated based on the audited consolidated Net Tangible Asset Value Attributable To The Shareholders of RMB2,363 million (equivalent to approximately HK$2,552 million) as at 31 December 2024 and the Shares in issue as at the date of this joint announcement.

The implementation of the Proposal is, and the Scheme will become effective and binding on the Company and all Scheme Shareholders subject to the satisfaction of the Pre-Condition as described in the section headed “Pre-Condition of the Proposal” below and the fulfilment or waiver, as applicable, of all the Conditions as described in the section headed “Conditions of the Proposal” below. All of Pre-Condition and the Conditions must be fulfilled or waived, as applicable, on or before the Pre-Condition Long Stop Date and the Long Stop Date, respectively, failing which the Proposal and the Scheme will lapse.

The implementation of the Proposal with respect to the Scheme Shares underlying the ADSs will be carried out in accordance with US federal securities laws, the requirements of the NYSE and the terms of the Deposit Agreement. The Scheme Shares underlying the ADSs are held of record by the Depositary, which will receive the cancellation consideration in US dollars in respect of the Scheme Shares. The Depositary will then distribute the U.S. dollar cash it receives pro rata to the ADS holders, based on their respective holdings (net of applicable fees, charges and expenses of the Depositary, governmental charges and any taxes withheld) subject to and in accordance with the terms of the Deposit Agreement.

FINANCIAL RESOURCES

The Offeror intends to finance the cash requirement for the Proposal through internal cash resources and/or financing.

Morgan Stanley, the financial adviser to the Offeror in connection with the Proposal, is satisfied that sufficient financial resources are available to the Offeror for discharging its payment obligations in respect of the cash consideration payable under the Proposal.

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NON-BINDING LETTER OF SUPPORT

On 15 May 2025, the Offeror received a Non-binding Letter of Support from M&G Investments Limited (“M&G”), confirming its intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

The Non-binding Letter of Support indicates M&G’s support of, and intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme, but is provided instead of an irrevocable undertaking to enable M&G to maintain a level of liquidity during the offer period, such that M&G has flexibility to deal in the Shares held by it during the offer period. The Non-binding Letter of Support is not intended to create legally binding obligations on M&G to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, which comprises all non-executive Directors (excluding those who are considered being not independent to be members of the Independent Board Committee) of the Company, has been established by the Board to make a recommendation, after taking into account the advice and recommendation from the Independent Financial Adviser to the Disinterested Holders as to whether the Proposal and the Scheme are, or are not, fair and reasonable and as to whether such Disinterested Holders, voting at the Court Meeting and the Extraordinary General Meeting, should vote for or against the Scheme and related matters.

Mr. Michael Guo, a non-executive Director, is also an executive director, a Co-Chief Executive Officer and a Senior Vice President of Ping An Group; Ms. Xin Fu, a non-executive Director, is also an executive director, a Senior Vice President and Chief Financial Officer of Ping An Group; Mr. Wenwei Dou, a non-executive Director, is the senior legal manager of the Legal and Compliance Department of Ping An Group and holds directorship in various subsidiaries of Ping An Group; Ms. Wenjun Wang, a non-executive Director, holds directorship in various subsidiaries of Ping An Group, and are therefore considered being not independent to be members of the Independent Board Committee and have declared their respective interest to the Board accordingly.

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INDEPENDENT FINANCIAL ADVISER

The Independent Financial Adviser will be appointed by the Board with the approval of the Independent Board Committee in due course to advise the Independent Board Committee on the Proposal pursuant to Rule 2.1 of the Takeovers Code. A further announcement will be made after the appointment of the Independent Financial Adviser.

WITHDRAWAL OF LISTING OF SHARES AND ADSs

Upon the Scheme becoming effective, all Scheme Shares (including Scheme Shares underlying the ADSs) will be cancelled and any share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. The Company will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 6.15(2) of the Listing Rules. In addition, the listing of the ADSs on the NYSE will be withdrawn in accordance with Rule 12d2-2 under the General Rules and Regulations of the Exchange Act. After the Scheme becomes effective, the Company also intends to terminate the Deposit Agreement, terminate the registration of the Shares under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

IF THE SCHEME IS NOT APPROVED OR THE PROPOSAL LAPSES

The listing of the Shares on the Stock Exchange and of the ADSs on the NYSE will not be withdrawn if the Scheme does not become effective or the Proposal otherwise lapses.

If the Scheme is not approved or the Proposal otherwise lapses, there are restrictions under the Takeovers Code on making subsequent offers, to the effect that neither the Offeror nor any person who acted in concert with the Offeror in the course of the Proposal (nor any person who is subsequently acting in concert with any of them) may, within 12 months from the date on which the Scheme is not approved or the Proposal otherwise lapses, (i) announce an offer or possible offer for the Company, or (ii) acquire any voting rights of the Company if the Offeror or persons acting in concert with it would thereby become obliged under Rule 26 of the Takeovers Code to make an offer, in each case except with the consent of the Executive.

DESPATCH OF SCHEME DOCUMENT

The Scheme Document containing, among others: (i) further details of the Proposal and the Scheme; (ii) the expected timetable in relation to the Proposal and the Scheme; (iii) an explanatory memorandum as required under the Companies Act and the rules of the Grand Court; (iv) information regarding the Company; (v) recommendations from the Independent Board Committee with respect to the Proposal and the Scheme, and the letter of advice from the Independent Financial Adviser; and (vi) a notice of the Court Meeting and a notice of the Extraordinary General Meeting, together with forms of proxy in relation thereto, will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code, the Companies Act, the Grand Court and other applicable laws and regulations.

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WARNINGS:

The Directors make no recommendation as to the fairness or reasonableness of the Proposal or Scheme in this joint announcement, and strongly recommend the Shareholders not to form a view on the Proposal or the Scheme unless and until they have received and read the Scheme Document, including the recommendation of the Independent Board Committee in respect of the same and a letter of advice from the Independent Financial Adviser.

Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Pre-Condition and the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders and ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

This joint announcement is not intended to and does not constitute, or form part of, any offer to sell or subscribe for or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposal or otherwise, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. The Proposal will be made solely through the Scheme Document, which will contain the full terms and conditions of the Proposal, including details of how to vote on the Proposal. Any approval, rejection or other response to the Proposal should be made only on the basis of information in the Scheme Document or any other document by which the Proposal is made.

The availability of the Proposal to persons who are not resident in Hong Kong may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not so resident in Hong Kong should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

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INTRODUCTION

On 15 May 2025, the Offeror requested the Board to put forward the Proposal to the holders of Scheme Shares (including Scheme Shares underlying the ADSs) for the privatisation of the Company by way of a scheme of arrangement under Section 86 of the Companies Act, subject to the satisfaction of the Pre-Condition and satisfaction or waiver of the Conditions, as applicable, which, if approved and implemented, will involve the cancellation of the Scheme Shares and, in consideration thereof, the payment to the Scheme Shareholders of the Cancellation Price in cash for each Scheme Share, and the withdrawal of the listing of the Shares on the Stock Exchange and of the ADSs on the NYSE.

If the Proposal is approved and implemented, under the Scheme, the Scheme Shares (including Scheme Shares underlying the ADSs) will, on the effective date of the Scheme, be cancelled and extinguished. Contemporaneously with such cancellation and extinguishment, the issued share capital of the Company will be restored to its former amount by the issuance at par to the Offeror, credited as fully paid, of the aggregate number of Shares as is equal to the number of Scheme Shares cancelled. The reserve created in the Company’s books of account as a result of the cancellation of the Scheme Shares will be applied in paying up in full at par the new Shares so issued, credited as fully paid, to the Offeror.

TERMS OF THE PROPOSAL

The Scheme

The Scheme will provide that the Scheme Shares (including Scheme Shares underlying the ADSs) will be cancelled in exchange for HK$2.068 in cash for each Scheme Share. Each ADS represents 30 Shares and, accordingly, upon the Proposal becoming effective, holders of ADSs will, for each ADS, receive the US dollar equivalent of 30 times the Cancellation Price of HK$2.068 in cash, converted at the most recently published Federal Reserve H.10 exchange rate available prior to the effective date of the Scheme. For illustration purposes only, based on the most recently published Federal Reserve H.10 exchange rate available prior to this joint announcement, this equates to approximately US$7.976 in cash per ADS. The actual exchange rate applicable to the conversion from Hong Kong dollars to US dollars will be the most recently published Federal Reserve H.10 exchange rate available prior to the effective date of the Scheme, and may differ from such illustrative rate. Such US dollar amounts will be paid to holders of ADSs upon surrender of their ADSs (net of applicable fees, charges and expenses of the Depositary, governmental charges and any taxes withheld) in accordance with the terms of the Deposit Agreement.

Under the Scheme, the total consideration payable for cancellation of the Scheme Shares will be paid by the Offeror.

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The implementation of the Proposal with respect to the Scheme Shares underlying the ADSs will be carried out in accordance with US federal securities laws, the requirements of the NYSE and the terms of the Deposit Agreement. The Scheme Shares underlying the ADSs are held of record by the Depositary, which will receive the cancellation consideration in US dollars in respect of the Scheme Shares. The Depositary will then distribute the U.S. dollar cash it receives pro rata to the ADS holders, based on their respective holdings (net of applicable fees, charges and expenses of the Depositary, governmental charges and any taxes withheld) subject to and in accordance with the terms of the Deposit Agreement.

If, after the date of this joint announcement, any dividend and/or other distribution and/or other return of capital is announced, declared or paid in respect of the Shares (including the Shares underlying the ADSs), the Offeror will reduce the Cancellation Price by all or any part of the gross amount or value of such dividend, distribution and/or, as the case may be, return of capital after consultation with the Executive, in which case any reference in this joint announcement, the Scheme Document or any other announcement or document to the Cancellation Price will be deemed to be a reference to the Cancellation Price as so reduced. The Company has confirmed that it does not intend to announce, declare or pay any dividend, distribution or other return of capital before the effective date of the Scheme or the lapse, withdrawal or termination of the Scheme (whichever is earlier). As at the date of this joint announcement, the Company has no declared but unpaid dividends and/or other distribution and/or other return of capital.

The Cancellation Price will not be increased, and the Offeror does not reserve the right to do so. Shareholders and ADS Holders and potential investors should be aware that, following the making of this statement, the Offeror will not be allowed to increase the Cancellation Price.

Comparison of Value

The Cancellation Price of HK$2.068 represents:

•	a premium of approximately 72.33% over the closing price of HK$1.200 per Share as quoted on the Stock Exchange on the Last Undisturbed Day;

•	a premium of approximately 100.00% over the average closing price of approximately HK$1.034 per Share based on the daily closing prices as quoted on the Stock Exchange for the 15 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 131.66% over the average closing price of approximately HK$0.893 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 160.72% over the average closing price of approximately HK$0.793 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including the Last Undisturbed Day;

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•	a premium of approximately 189.19% over the average closing price of approximately HK$0.715 per Share based on the daily closing prices as quoted on the Stock Exchange for the 120 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 223.23% over the average closing price of approximately HK$0.640 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including the Last Undisturbed Day;

•	a premium of approximately 22.37% over the closing price of HK$1.690 per Share as quoted on the Stock Exchange on 28 February 2025, being last trading day prior to the commencement of the offer period;

•	a premium of approximately 23.10% over the closing price of HK$1.680 per Share as quoted on the Stock Exchange on the Last Trading Day;

•	a premium of approximately 29.25% over the average closing price of approximately HK$1.600 per Share based on the daily closing prices as quoted on the Stock Exchange for the 15 trading days up to and including the Last Trading Day;

•	a premium of approximately 29.63% over the average closing price of approximately HK$1.595 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including the Last Trading Day;

•	a premium of approximately 34.01% over the average closing price of approximately HK$1.543 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including the Last Trading Day;

•	a premium of approximately 83.48% over the average closing price of approximately HK$1.127 per Share based on the daily closing prices as quoted on the Stock Exchange for the 120 trading days up to and including the Last Trading Day;

•	a premium of approximately 117.91% over the average closing price of approximately HK$0.949 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including the Last Trading Day;

•	a discount of approximately 12.42% to the Group’s net asset value attributable to the Shareholders of approximately HK$2.361 per Share pursuant to the latest audited consolidated financial statements of the Company as at 31 December 2024, calculated based on the audited consolidated net asset value attributable to the Shareholders of RMB2,558 million (equivalent to approximately HK$2,763 million by using an exchange rate of HK$1 to RMB 0.92604 as at 31 December 2024) as at 31 December 2024 and the Shares in issue as at the date of this joint announcement; and

•	a discount of approximately 5.17% to the Group’s Net Tangible Asset Value Attributable To The Shareholders of approximately HK$2.181 per Share pursuant to the latest audited consolidated financial statements of the Company as at 31 December 2024, calculated based on the audited consolidated Net Tangible Asset Value Attributable To The Shareholders of RMB2,363 million (equivalent to approximately HK$2,552 million) as at 31 December 2024 and the Shares in issue as at the date of this joint announcement.

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The Cancellation Price has been proposed on a commercial basis after taking into account, among others, the Offeror’s view of the Group’s business and future prospects, the recent and historical traded prices of the Shares and the ADSs traded on the Stock Exchange and the NYSE, respectively, and the financial position of the Group as at 31 December 2024, with reference to other privatisation transactions in Hong Kong in recent years.

Highest and Lowest Prices

During the six-month period immediately up to and including the Last Trading Day, the highest closing price of the Shares as quoted on the Stock Exchange was HK$1.770 on 25 March 2025 and the lowest closing price of the Shares as quoted on the Stock Exchange was HK$0.650 on 10 January 2025.

During the twelve-month period immediately up to and including the Last Trading Day, the highest closing price of the Shares as quoted on the Stock Exchange was HK$1.770 on 25 March 2025 and the lowest closing price of the Shares as quoted on the Stock Exchange was HK$0.375 on 20 September 2024.

Stock Incentive Plan

The compensation and nomination committee of the Board resolved that only existing Shares in issue shall be used in settlement of awards granted under the Stock Incentive Plan when such awards are exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. Accordingly, Options (when vested and exercised) or PSUs (when vested) will not be settled by any allotment of new Shares as an equivalent number of Shares were already issued to the Trustee. Therefore, no offer will be made to the Options and PSUs granted under the Stock Incentive Plan. The Trustee is wholly owned by an independent third party of the Company and has been engaged by the Company as the trustee of the Stock Incentive Plan to facilitate the operation of the Stock Incentive Plan.

Under the rules of the Stock Incentive Plan, the Options granted will be subject to certain vesting conditions. When the conditions are met and the Options are vested, the holder of the Options can decide to exercise the Options by (i) paying the respective exercise price and requesting the Trustee to either transfer the Shares to himself/herself or (ii) requesting the Trustee to conduct an simultaneous sale of the Shares on market, where the residual proceeds after deducting the respective exercise price and related expenses will be transferred to the holder of the Options. Pursuant to the rules of the Stock Incentive Plan, before a holder of Option or PSU is registered as a Shareholder, such holder shall not be entitled to any voting rights with respect to such Option or PSU (as the case may be) or the underlying Shares corresponding thereto. If the Shares are transferred to the holder of the Options or PSU, the respective holder of the Options or PSUs shall have full right as a Shareholder, including the right to vote in shareholders’ meeting. Furthermore, pursuant to the trust deed, the Trustee has undertaken that it shall not exercise any voting rights in respect of the Shares held by it. Accordingly, the Shares held by the Trustee (consisting of the Trustee Held Awarded Shares and the Trustee Held Pool Shares) on the Meeting Record Date will not be voted at the Court Meeting and the Extraordinary General Meeting notwithstanding that such Shares form part of the Scheme Shares.

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No offer will be made to the Options and PSUs granted (including both vested and unvested) under the Stock Incentive Plan as the corresponding Shares were already issued to the Trustee. All Shares held by the Trustee (consisting of the Trustee Held Awarded Shares and the Trustee Held Pool Shares) on the Record Date shall form part of the Scheme Shares and be cancelled upon the Scheme becoming effective. For the avoidance of doubt, the Trustee is not considered as a Disinterested Holder for the purpose of the Proposal.

Conditional upon the Scheme becoming effective, the Offeror shall pay to the Trustee the aggregate Cancellation Price with respect to all of the Shares held by the Trustee, which:

(a)	for the amount which corresponds to the Trustee Held Awarded Shares, the Trustee shall pay the “see-through” price (in case of the Options, being the Cancellation Price minus the relevant exercise price of the Option or a nominal amount of HK$0.0001 if such “see-through” price is negative, and in case of the PSUs, being the Cancellation Price as there is no exercise price for the PSUs) to the holders of the Options and PSUs granted and pay any remaining amount to the Company pursuant to and in accordance with the terms of the trust deed; and

(b)	for the amount which corresponds to the Trustee Held Pool Shares, the Trustee shall pay to the Company pursuant to and in accordance with the terms of the trust deed.

As at the Latest Practicable Date, the number of Options and PSUs granted is as follows:

Exercise price per Option	Exercise price per Option	“See-through” price		Number of granted Options	Number of vested and unexercised Options	Number of unvested Options
(RMB)	(HKD)[1]	(HKD)
1.33	1.442	0.626		799,680	799,680	0
2.00	2.169	0.0001	[2]	4,010,940	4,010,940	0
52.00	56.394	0.0001	[2]	1,532,170	1,532,170	0

Total				6,342,790	6,342,790	0

Cancellation price	Number of PSUs	Number of vested PSUs	Number of unvested PSUs
(HKD)
2.068	16,186,105	1	16,186,104

Notes:

(1)	Based on the exchange rate of HK$1 = RMB0.92209, as announced by the People’s Bank of China on the date of this joint announcement.

(2)	As the exercise price per Option exceeds the Cancellation Price, the “see-through” price is negative and will be at a nominal amount of HK$0.0001 per Option.

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The total number of the Options and PSUs granted (whether vested or unvested) corresponds to the number of Trustee Held Awarded Shares. As at the Latest Practicable Date, the Trustee holds an aggregate of 77,131,997 Shares under the Stock Incentive Plan, which comprise: (a) 22,528,895 Trustee Held Awarded Shares; and (b) 54,603,102 Trustee Held Pool Shares.

The Company has no intention to grant further Options or PSUs under the Stock Incentive Plan between (a) the Announcement Date and (b)(i) the date on which the Scheme becomes effective or (ii) if the Scheme is not approved or does not become effective, or the Proposal otherwise lapses or is withdrawn, the date on which the Scheme is not approved or does not become effective or the Proposal otherwise lapses or is withdrawn (as the case may be).

Total Consideration and Financial Resources

The Offeror intends to finance the cash requirement for the Proposal through internal cash resources and/or financing.

Morgan Stanley, the financial adviser to the Offeror in connection with the Proposal, is satisfied that sufficient financial resources are available to the Offeror for discharging its payment obligations in respect of the cash consideration payable under the Proposal.

PRE-CONDITION OF THE PROPOSAL

The making of the Proposal is, and the implementation of the Proposal and the Scheme will be, conditional upon the following Pre-Condition having been satisfied:

(a)	the Offeror having received the approval of the declaration of undertakings-concentration in respect of the Scheme from the State Administration for Market Regulation on terms satisfactory to the Offeror, or the statutory review period pursuant to Anti-Monopoly Law, including any extension of such period, having lapsed.

The Pre-Condition is not waivable. All references to the Scheme in this joint announcement are references to the possible Scheme which will be implemented if and only if, the Pre-Condition is satisfied.

The Offeror proposes to make the notifications, filings or applications which are necessary with respect to the Pre-Condition as soon as practicable after the date of this joint announcement.

Further announcement(s) will be made as soon as practicable after the Pre-Condition has been satisfied. If the Pre-Condition is not satisfied on or before the Pre-Condition Long Stop Date, the Proposal will lapse. The Offeror and the Company will publish such announcement(s) as is necessary in accordance with the Listing Rules and the Takeovers Code.

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CONDITIONS OF THE PROPOSAL

The implementation of the Proposal is, and the Scheme will become effective and binding on the Company and all Shareholders, subject to the fulfilment or waiver (as applicable) of the following Conditions:

(a)	the approval of the Scheme (by way of poll) by the holders of Scheme Shares (including Scheme Shares underlying the ADSs), representing not less than 75% in value of the Scheme Shares held by the holders of Scheme Shares present and voting either in person or by proxy at the Court Meeting;

(b)	the approval of the Scheme (by way of poll) by Disinterested Holders holding at least 75% of the votes attaching to the Scheme Shares held by Disinterested Holders that are voted either in person or by proxy at the Court Meeting, provided that the number of votes cast (by way of poll) by the Disinterested Holders present and voting either in person or by proxy at the Court Meeting against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all Scheme Shares held by all Disinterested Holders;

(c)	the passing of a special resolution by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting to (i) approve and give effect to any reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) contemporaneously therewith restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror;

(d)	the Grand Court’s sanction of the Scheme (with or without modifications) and, to the extent necessary, its confirmation of any reduction of the share capital of the Company, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(e)	compliance, to the extent necessary, with the procedural requirements and conditions, if any, under Sections 15 and 16 of the Companies Act in relation to any reduction of the issued share capital of the Company;

(f)	all necessary authorisations, registrations, filings, rulings, consents, opinions, permissions and approvals in connection with the Proposal having been obtained from, given by or made with (as the case may be) the Relevant Authorities, in the Cayman Islands, PRC, Hong Kong, US and any other relevant jurisdictions;

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(g)	all necessary authorisations, registrations, filings, rulings, consents, opinions, permissions and approvals in connection with the Proposal remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required for the implementation of the Proposal and the Scheme under any existing contractual obligations of the Company having been obtained or waived by the relevant party(ies), where any failure to obtain such consent or waiver would have a material adverse effect on the business of the Group;

(i)	no government, governmental, quasi-governmental, statutory or regulatory body, court or agency in any jurisdiction having taken or instituted any action, proceeding, suit, investigation or enquiry or enacted, made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order that would make the Proposal or the Scheme or its implementation in accordance with its terms void, unenforceable, illegal or impracticable (or which would impose any material and adverse conditions or obligations with respect to the Proposal or the Scheme or its implementation in accordance with its terms), other than such actions, proceedings, suits, investigations or enquiries as would not have a material adverse effect on the legal ability of the Offeror to proceed with the Proposal or the Scheme;

(j)	since the Announcement Date, there having been no adverse change in the business, assets, prospects, profits, losses, results of operations, financial position or condition of the Group (to an extent which is material in the context of the Group taken as a whole or in the context of the Proposal or the Scheme); and

(k)	confirmation from the SEC that it has no further comments on the Schedule 13E-3, including the Scheme Document attached as an exhibit.

The Offeror reserves the right to waive conditions (f), (g), (h), (i) and (j) either in whole or in part, either generally or in respect of any particular matter. Conditions (a) to (e) and (k) cannot be waived in any event. Pursuant to Note 2 to Rule 30.1 of the Takeovers Code, the Offeror may only invoke any or all of the Conditions as a basis for not proceeding with the Proposal if the circumstances which give rise to the right to invoke any such Condition are of material significance to the Offeror in the context of the Proposal. The Company has no right to waive any of the Conditions.

All of the above Conditions will have to be fulfilled or waived, as applicable, on or before the Long Stop Date, failing which the Proposal and the Scheme will lapse.

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In respect of Conditions (f), (g) and (h), as at the date of this joint announcement, other than those set out in Conditions (a) to (e) (inclusive), the Offeror is not aware of any necessary authorisations, registrations, filings, rulings, consents, opinions, permissions and approvals required for the implementation of the Proposal. As at the date of this joint announcement, the Offeror is not aware of any circumstances which may result in Conditions (i) and (j) not being satisfied.

Warning: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Pre-Condition and the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

SHAREHOLDING STRUCTURE OF THE COMPANY

As at the date of this joint announcement, the authorised share capital of the Company is US$50,000 divided into 5,000,000,000 Shares of a par value of US$0.00001 each, and the Company has 1,169,980,653 Shares in issue. Save for the 1,169,980,653 Shares in issue (of which as at the Latest Practicable Date 269,702,340 Shares are represented by 8,990,078 ADSs) and as at the Latest Practicable Date, the 6,342,790 Options and 16,186,105 PSUs, the Company has no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in issue. As resolved by the compensation and nomination committee of the Board, only existing Shares in issue shall be used in settlement of awards and accordingly, the Options (when exercised) and PSUs (when vested) are to be settled by the existing Shares held by the Trustee.

As at the date of this joint announcement, the Offeror holds in aggregate 353,077,356 Shares and the Offeror Concert Party holds in aggregate 22,687,368 Shares, representing approximately 1.94% of the issued share capital of the Company. As at the date of this joint announcement, except for Ping An Overseas, neither of the Offeror nor any Offeror Concert Party holds any ADSs. As at the date of this joint announcement, the Scheme Shares, comprising 816,903,297 Shares, represent approximately 69.82% of the issued share capital of the Company.

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The table below sets out the shareholding structure of the Company as at the Announcement Date and immediately upon completion of the Proposal:

	As at the Announcement Date		Immediately upon completion of the Proposal
Shareholder	Number of Shares	Approximate % of total issued share capital	Number of Shares (Note 12)	Approximate % of total issued share capital
Offeror (Note 1&2)	353,077,356	30.18	1,169,980,653	100.00

Offeror Concert Party (Note 6)
Ping An Overseas (Note 1)	22,687,368	1.94	–	–
Aggregate number of Shares of the Offeror and the Offeror Concert Party (Note 9)	375,764,724	32.12	–	–

Sen Rong Limited (“Sen Rong”) (Note 2, 4&5)	188,061,642	16.07	–	–
Rong Chang Limited (“Rong Chang”) (Note 3&4)	197,015,946	16.84	–	–
Lanbang Investment Company Limited (“Lanbang”) (Note 7)	41,567,790	3.55	–	–
Trustee (Note 8)	77,131,997	6.59
Aggregate number of Shares of Sen Rong, Rong Chang, Lanbang and Trustee	503,777,375	43.06

Shareholder providing Non- binding Letter of Support
M&G Investments Limited	23,193,000	1.98	–	–
Other Disinterested Holders	267,245,554	22.84	–	–
Aggregate number of Disinterested Holders	290,438,554	24.82	–	–
Total number of Shares in issue	1,169,980,653	100.00 (Note 11)	1,169,980,653	100.00

Total number of Scheme Shares	816,903,297 (Note 10)	69.82	–	–

Notes:

1.	(i) Bo Yu, the Offeror, a wholly-owned subsidiary of An Ke Technology Company Limited (“An Ke Technology”), which was in turn wholly-owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An Group, directly held 353,077,356 Shares as at the date of this joint announcement; and (ii) Ping An Overseas, a subsidiary of Ping An Group, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An Group is a company listed on the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) and the Shanghai Stock Exchange (stock code: 601318). Ping An Group may further, through the Offeror, indirectly receive up to 188,061,642 ordinary shares upon the Offeror’s exercise of options under the Amended and Restated Option Agreement (as defined below). Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by the Offeror, and Ping An Group is deemed to be interested in the aggregate of Shares held by the Offeror and Ping An Overseas.

2.	Pursuant to the amended and restated option agreement dated 12 May 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to the Offeror over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin Limited (“Yi Chuan Jin”, a company which directly wholly owns Sen Rong) (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). The Offeror may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by the Offeror. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, the Offeror may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in the Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to the Offeror’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive event.

Pursuant to the amended and restated option agreement dated 29 January 2018 (the “Amended and Restated Onshore Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has also granted call options to Ping An Financial Technology, the parent company of Bo Yu (the “Onshore Call Options”, together with the Offshore Call Options, the “Call Options”) over their respective 50% equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd. (深圳蘭炘企業管理有限公司) (“Shenzhen Lanxin”), a shareholder of Shenzhen OneConnect Smart Technology Co., Ltd., which is a consolidated affiliated entity of the Group (i.e., an entity controlled by the Company through the contractual arrangements of the Company), representing 100% of his/her equity interest in Shenzhen Lanxin, and all equity interests in Shenzhen Lanxin which are derived from such equity interests after the date of the Amended and Restated Onshore Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Shenzhen Lanxin prior to the Offeror’s exercise of the Offshore Call Options. The Onshore Call Options are exercisable, in whole or in part, during the ten year period beginning one year after the date of the Company’s initial public offering on the NYSE on 13 December 2019, or such other period as extended by Ping An Financial Technology by written notice. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is, among others things, based upon a predetermined value and a multiple of 6.8% per annum, net of any amount previously made in respect of such rate.

3.	Rong Chang is a company incorporated in the British Virgin Islands, and established as an investment vehicle for a diverse base of certain directors, supervisors and senior employees of Ping An Group and its subsidiaries or associates (the “RC Beneficiaries”). Rong Chang is directly held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of the RC Beneficiaries, who are only entitled to economic interests in the Company held through Rong Chang. The RC Beneficiaries include certain directors of Ping An Group and two of the Directors, namely Mr. Wenwei Dou and Ms. Wenjun Wang. None of the RC Beneficiaries has more than 2% economic interest in the Company. The nominee shareholders act upon, and vote and pass resolutions in relation to the matters of Rong Chang, in accordance with the instructions from a five-person management committee (the “RC Management Committee”). The five members of the RC Management Committee represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang, which consist of three senior employees of Ping An Group and two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang.

Rong Chang is not considered as a Disinterested Holder for the purpose of the Proposal and the Scheme having taken into account the composition and operation of the RC Management Committee, and, accordingly, the vote of Rong Chang will not be counted as a vote of a Disinterested Holder in determining whether the requirements under Condition (b) under the section headed “Conditions of the Proposal” (as required under Rule 2.10 of the Takeovers Code) are satisfied.

4.	Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on 12 May 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as at the date of this joint announcement. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required to act in concert with such party on the relevant matter.

5.	As at the date of this joint announcement, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li and Ms. Liang Xu as to 50% each. Mr. Jie Li is the chief technology officer of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as at the Latest Practicable Date, (a) Mr. Jie Li has been granted 824,758 PSUs, and is entitled to receive up to 267,300 Shares pursuant to Options granted, all of his Options have been vested but none of his PSUs are vested as of the Latest Practicable Date and are subject to the conditions (including vesting conditions) of such PSUs.Mr. Jie Li also directly held 332,215 Shares in the form of ADSs, of which 35,850 Shares were held pursuant to the exercise of Options granted, and 296,365 Shares were held pursuant to the vesting of PSUs granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to Options granted, all of her Options have been vested as of the Latest Practicable Date, and directly held 51,450 Shares in the form of ADSs pursuant to the exercise of Options granted.

Sen Rong is not considered as a Disinterested Holder for the purpose of the Proposal and the Scheme having taken into account the Call Options arrangement, and, accordingly, the vote of Sen Rong will not be counted as a vote of a Disinterested Holder in determining whether the requirements under Condition (b) under the section headed “Conditions of the Proposal” (as required under Rule 2.10 of the Takeovers Code) are satisfied.

6.	Other than the indirect interests in the Shares held by Mr. Wenwei Dou and Ms. Wenjun Wang (as set out in note 3 above), no other Directors hold any Shares.

7.	Lanbang is a company incorporated in the British Virgin Islands and is interested in the 41,567,790 Shares represented by 1,385,593 ADSs. Lanbang is directly held by Mr. Jingkui Shi and Mr. Xuelian Yang as to 50% and 50%. Each of Mr. Jingkui Shi and Mr. Xuelian Yang has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang (“Lanbang Offshore Call Options”). Each shareholder of Lanbang is entitled to his voting and other rights in Lanbang prior to An Ke Technology’s exercise of the Lanbang Offshore Call Options. The Lanbang Offshore Call Options are exercisable, in whole or in part, during the period commencing on 1 November 2024 and ending on 31 October 2034. Such ten-year period may be extended by An Ke Technology by written notice.

Lanbang is not considered as a Disinterested Holder for the purpose of the Proposal and the Scheme having taken into account the Lanbang Offshore Call Options arrangement, and, accordingly, the vote of Lanbang will not be counted as a vote of a Disinterested Holder in determining whether the requirements under Condition (b) under the section headed “Conditions of the Proposal” (as required under Rule 2.10 of the Takeovers Code) are satisfied.

8.	The Shares are held by the Trustee on trust for grantees under the Stock Incentive Plan. As at the Latest Practicable Date, the Trustee held 77,131,997 Shares, amongst which 22,528,895 Shares are to be used to settle the Options and PSUs granted (whether vested or unvested) to eligible participants and the remaining 54,603,102 Shares are to be used to settle future grants of awards (if any). Further details are set out in the section headed “Stock Incentive Plan” in this joint announcement. The Shares held by the Trustee will form part of the Scheme Shares and be cancelled upon the Scheme becoming effective.

The Trustee has undertaken in the trust deed between the Company and the Trustee that it shall not exercise any voting rights in respect of the Shares held by it. Accordingly, the Trustee shall not exercise the voting rights attached to the Shares held by it. Such 77,131,997 Shares held by the Trustee will not be voted at the Court Meeting or the Extraordinary General Meeting notwithstanding that such Shares form part of the Scheme Shares. For the avoidance of doubt, the Trustee is not considered as a Disinterested Holder for the purpose of the Proposal and the Scheme having taken into account that although the Trustee is not controlled by the Offeror Concert Party, as its principal purpose is to hold Shares for the sole purpose of satisfying the awards under the Stock Incentive Plan, which is administered and managed by the Board, any Director, committee or any other person designated by the Board.

9.	Morgan Stanley is the financial adviser to the Offeror in connection with the Proposal. Accordingly, members of the Morgan Stanley group (i.e. Morgan Stanley and persons controlling, controlled by or under the same control as Morgan Stanley) which hold Shares on their own account or on a discretionary managed basis are presumed to be acting in concert with the Offeror in relation to the Company in accordance with class 5 of the definition of “acting in concert” under the Takeovers Code (except in respect of Shares held by exempt principal traders or exempt fund managers). Where applicable, details of holdings, borrowings or lendings of, and dealings in, the Shares or options or derivatives in respect of such Shares by the Morgan Stanley group will be obtained as soon as possible after the Announcement Date and (if applicable) disclosed in accordance with Note 1 to Rule 3.5 of the Takeovers Code. Exempt principal traders which are connected for the sole reason that they are under the same control as Morgan Stanley are not presumed to be acting in concert with the Offeror. However, Shares held by members of the Morgan Stanley group acting in the capacity of exempt principal traders will not be voted at the Court Meeting and the Extraordinary General Meeting unless the Executive allows such Shares to be so voted. Shares held by such exempt principal traders may, subject to consent of the Executive, be allowed to be voted at the Court Meeting and the Extraordinary General Meeting if (i) the relevant connected exempt principal trader holds the Shares as a simple custodian for and on behalf of non-discretionary clients, and (ii) there are contractual arrangements in place between the relevant connected exempt principal trader and its clients that strictly prohibit the relevant connected exempt principal trader from exercising any voting discretion over the relevant Shares, and all voting instructions shall originate from the client only (if no instructions are given, then no votes shall be cast for the relevant Shares held by the relevant connected exempt principal trader).

10.	Scheme Shares are the Shares held by the Shareholders, other than the Offeror.

11.	Numbers may not add up to 100% due to rounding.

12.	On the assumption that there is no other change in the shareholding of the Company before completion of the Proposal. Under the Scheme, the Scheme Shares will be cancelled and extinguished, and contemporaneously with such cancellation and extinguishment, the issued share capital of the Company will be restored to its former amount by the issuance at par to the Offeror, credited as fully paid, of the same number of Shares as is equal to the number of Scheme Shares cancelled and extinguished. The reserve created in the Company’s books of account as a result of the cancellation of the Scheme Shares will be applied in paying up in full the new Shares so issued to the Offeror.

NON-BINDING LETTER OF SUPPORT

On 15 May 2025, the Offeror received a Non-binding Letter of Support from M&G, in respect of 23,193,000 Shares represented by 773,100 ADSs (representing approximately 1.98% of the issued share capital of the Company and approximately 7.99% of the issued share capital of the Company held by the Disinterested Holders respectively as at the date of this joint announcement, and all the Shares held by M&G as at the date of this joint announcement), confirming its intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

The Non-binding Letter of Support indicates M&G’s support of, and intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme, but is provided instead of an irrevocable undertaking to enable M&G to maintain a level of liquidity during the offer period, such that M&G has flexibility to deal in the Shares held by it during the offer period. The Non-binding Letter of Support is not intended to create legally binding obligations on M&G to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, which comprises all non-executive Directors (excluding those who are considered being not independent to be members of the Independent Board Committee) of the Company, has been established by the Board to make a recommendation, after taking into account the advice and recommendation from the Independent Financial Adviser to the Disinterested Holders as to whether the Proposal and the Scheme are, or are not, fair and reasonable and as to whether such Disinterested Holders, voting at the Court Meeting and the Extraordinary General Meeting, should vote for or against the Scheme and related matters.

Mr. Michael Guo, a non-executive Director, is also an executive director, a Co-Chief Executive Officer and a Senior Vice President of Ping An Group; Ms. Xin Fu, a non-executive Director, is also an executive director, a Senior Vice President and Chief Financial Officer of Ping An Group; Mr. Wenwei Dou, a non-executive Director, is the senior legal manager of the Legal and Compliance Department of Ping An Group and holds directorship in various subsidiaries of Ping An Group; Ms. Wenjun Wang, a non-executive Director, holds directorship in various subsidiaries of Ping An Group, and are therefore considered being not independent to be members of the Independent Board Committee and have declared their respective interest to the Board accordingly.

INDEPENDENT FINANCIAL ADVISER

The Independent Financial Adviser will be appointed by the Board with the approval of the Independent Board Committee in due course to advise the Independent Board Committee on the Proposal pursuant to Rule 2.1 of the Takeovers Code. A further announcement will be made after the appointment of the Independent Financial Adviser.

REASONS FOR AND BENEFITS OF THE PROPOSAL

Benefits of the Proposal to the Scheme Shareholders:

The Proposal provides Scheme Shareholders with an opportunity to realize their investment at a significant premium over recent market prices. The Cancellation Price of HK$2.068 for each Scheme Share represents a premium of approximately 72.33% over the closing price of HK$1.200 per Share as quoted on the Stock Exchange on 27 February 2025 (being the last trading day prior to 28 February 2025 when there were irregular trading volumes and price movements in the Shares), and a premium of approximately 131.66%, 160.72% and 223.23% over the average closing price of approximately HK$0.893, HK$0.793 and HK$0.640 per Share for the 30, 60 and 180 trading days up to and including 27 February 2025, respectively. It also represents a premium of approximately 23.10% over the closing price of HK$1.680 per Share as quoted on the Stock Exchange on the Last Trading Day, and a premium of approximately 29.63%, 34.01% and 117.91% over the average closing price of approximately HK$1.595, HK$1.543 and HK$0.949 per Share for the 30, 60 and 180 trading days up to and including the Last Trading Day, respectively. For ADS holders, the Cancellation Price of approximately US$7.976 per ADS represents a premium of approximately 83.42% over the closing price of US$4.349 per ADS as quoted on the NYSE on 27 February 2025, and a premium of approximately 136.41%, 168.41% and 251.89% over the average closing price of approximately US$3.374, US$2.972 and US$2.267 per ADS for the 30, 60 and 180 trading days up to and including 27 February 2025, respectively. It also represents a premium of approximately 20.67% over the closing price of US$6.610 per ADS as quoted on the NYSE on the trading day immediately prior to the Last Trading Day, and a premium of approximately 29.75%, 31.22% and 118.77% over the average closing price of approximately US$6.147, US$6.079 and US$3.646 per ADS for the 30, 60 and 180 trading days up to and including the trading day immediately prior to the Last Trading Day, respectively.

The Company’s share price has been depressed for a prolonged period, with the ADS price having declined by more than 95% since its NYSE listing in 2019, partly due to structurally low levels of liquidity, diminished investor sentiment along with scarcity of broker coverage. Furthermore, trading liquidity in the Shares of the Company on the Stock Exchange has been low since the listing by introduction of the Shares of the Company in 2022, maintaining an average daily volume of 272,862 Shares per day for the period from 4 July 2022 up to and including 3 July 2023, to 230,330 Shares per day for the period from 2 January 2024 up to and including 31 December 2024. The lack of liquidity limits the attractiveness of the Shares for market participants and impacts both its price as well as Shareholders’ ability to purchase and sell a significant quantity of Shares without adversely impacting the price.

Given the long-term weak share price performance, low liquidity, and limited market interest, the Proposal presents an attractive opportunity for Scheme Shareholders to exit their investment on favorable terms.

Benefits of the Proposal to the Company:

The Company was spun off from the Ping An Group in 2019, with a vision to provide its technology solutions and digital infrastructure to broader financial institutional clients and gradually reducing its revenue concentration from the Ping An Group. While the Company remains committed to this long-term goal, significant macro and sector headwinds in recent years have negatively impacted its performance and hindered the viability of achieving this objective.

There is downward pressure on the profitability of some of its largest customers and third-party banks, which caused a cool-down in credit activity and reduced IT budgets. In addition, the Company continues to face increasingly intense competition from domestic traditional IT vendors and Internet companies. All of these factors have served to stifle the growth of the Company’s third-party business. Revenue from third parties has remained relatively low since 2021, with the majority of the revenue contribution of the Group continuing to come from Ping An Group and its affiliates. To date, the Company has not been able to meaningfully expand its third-party revenue. It remains highly dependent on revenues received from Ping An Group and its affiliates and continues to operate as a captive company of Ping An Group.

Partly due to a series of inorganic growth initiatives and investment decisions that proved ineffective, including the acquisition of an asset-liability management platform which has continued to be loss making, the Company’s financial performance has been deteriorating in recent years, including a decline in revenue and a deficit in cash flow from operations in 2023 and 2024. While the Company has already implemented restructuring initiatives to refocus on its core operations, including disposing its virtual banking business in Hong Kong and implementing cost control measures, substantive positive impact has been rather limited in the third and fourth quarter in 2024. As such, the Company believes that a significant amount of time and additional investment in resources along with the rollout of new strategic initiatives, is necessary to fully turnaround the business and realize its goals.

The Company remains committed to its goal of integrating extensive financial services industry expertise with market-leading technology and expects to invest a substantial portion of its remaining liquidity in order to continue implementing its second-stage strategy of deepening customer engagement, focusing on premium-plus customers and product optimization and integration. The Company remains committed to becoming a leader in financial technology and artificial intelligence, concentrating on financial institution customers while expanding its ecosystem and overseas footprint. Importantly, the Company plans to continue with investment in research and development, business know-how, and customer insights to expand customer base over the long term and boost third-party revenue growth.

As a substantial shareholder of the Company, the Offeror is also committed to these long-term goals and believes that these initiatives entail significant operational risk and are best implemented as a private company. The execution of these initiatives also requires significant funding, and the Company’s limited trading liquidity and depressed valuation adversely impacts its ability to raise new capital. Once the Company becomes a wholly-owned subsidiary, the Offeror plans to contribute additional financial resources and further integrate the Company with the broader Ping An Group ecosystem.

INFORMATION ON THE COMPANY

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers in both the PRC and overseas, including digital banking solutions and digital insurance solutions. As of 31 December 2024, the Company has expanded its overseas presence to 20 countries and territories, including the Southeast Asian region. The Company also provides digital infrastructure for financial institutions through the Gamma Platform, which is a business segment of the Company and serves as a foundation for digital transformation through “AI + Data” integration, empowering financial institutions and overseas regulatory agency customers to optimize operational efficiency. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

INFORMATION ON THE OFFEROR AND PING AN GROUP

The Offeror is a company incorporated in the British Virgin Islands with limited liability, and an indirect wholly-owned subsidiary of Ping An Group. The principal activity of the Offeror is investment holding. It is a controlling shareholder of the Company.

Ping An Group is a company established as a joint stock company under the laws of PRC on 21 March 1988. The business of Ping An Group and its subsidiaries covers insurance, banking, investment, finance technology, medical technology and other sectors. It is listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)). It is a controlling shareholder of the Company.

WITHDRAWAL OF LISTING OF SHARES AND ADSs

Upon the Scheme becoming effective, all Scheme Shares (including Scheme Shares underlying the ADSs) will be cancelled and any share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. The Company will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 6.15(2) of the Listing Rules. In addition, the listing of the ADSs on the NYSE will be withdrawn in accordance with Rule 12d2-2 under the General Rules and Regulations of the Exchange Act. After the Scheme becomes effective, the Company also intends to terminate the Deposit Agreement, terminate the registration of the Shares under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

The Scheme Shareholders will be notified by way of an announcement of the exact date of the last day for dealing in the Shares and ADSs, and on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange and of the ADSs on the NYSE will become effective. A detailed timetable of the Scheme will be included in the Scheme Document, which will also contain, inter alia, further details of the Scheme.

IF THE SCHEME IS NOT APPROVED OR THE PROPOSAL LAPSES

The listing of the Shares on the Stock Exchange and of the ADSs on the NYSE will not be withdrawn if the Scheme does not become effective or the Proposal otherwise lapses.

If the Scheme is not approved or the Proposal otherwise lapses, there are restrictions under the Takeovers Code on making subsequent offers, to the effect that neither the Offeror nor any person who acted in concert with the Offeror in the course of the Proposal (nor any person who is subsequently acting in concert with any of them) may, within 12 months from the date on which the Scheme is not approved or the Proposal otherwise lapses, (i) announce an offer or possible offer for the Company, or (ii) acquire any voting rights of the Company if the Offeror or persons acting in concert with it would thereby become obliged under Rule 26 of the Takeovers Code to make an offer, in each case except with the consent of the Executive.

OVERSEAS SHAREHOLDERS

The making and implementation of the Proposal to Scheme Shareholders who are not resident in Hong Kong may be subject to the laws of the relevant jurisdictions in which such Scheme Shareholders are located. Such Scheme Shareholders should inform themselves about and observe any applicable legal, tax or regulatory requirements.

It is the responsibility of any overseas Scheme Shareholders wishing to take any action in relation to the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

Any acceptance by Scheme Shareholders will be deemed to constitute a representation and warranty from such persons to the Offeror and the Company and their respective advisers (including Morgan Stanley) that those laws and regulatory requirements have been complied with. If you are in doubt as to your position, you should consult your professional advisers.

In the event that the despatch of the Scheme Document to overseas Scheme Shareholders is prohibited by any relevant law or regulation or may only be effected after compliance with conditions or requirements that the directors of the Offeror or the Company regard as unduly onerous or burdensome (or otherwise not in the best interests of the Offeror or the Company or their respective shareholders), the Scheme Document may not be despatched to such overseas Scheme Shareholders. For that purpose, the Company will apply for a waiver pursuant to Note 3 to Rule 8 of the Takeovers Code at such time. Any such waiver will only be granted if the Executive is satisfied that it would be unduly burdensome to despatch the Scheme Document to such overseas Scheme Shareholders. In granting the waiver, the Executive will be concerned to see that all material information in the Scheme Document is made available to such overseas Scheme Shareholders.

TAXATION ADVICE

Scheme Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of the Proposal. It is emphasised that none of the Offeror, the Offeror Concert Parties, the Company and Morgan Stanley or any of their respective directors, officers or associates or any other person involved in the Proposal accepts responsibility (other than in respect of themselves, if applicable) for any taxation effects on, or liabilities of, any persons as a result of their acceptance or rejection of the Proposal.

SCHEME SHARES, COURT MEETING AND EXTRAORDINARY GENERAL MEETING

As at the Announcement Date, the Offeror holds in aggregate 353,077,356 Shares. As the Offeror is not Scheme Shareholder, the Offeror will not vote on the Scheme at the Court Meeting. The Offeror will undertake to the Grand Court that it will be bound by the Scheme, so as to ensure that it will comply with and be subject to the terms and conditions of the Scheme.

As at the Announcement Date, (i) Ping An Overseas was interested in aggregate 22,687,368 Shares, representing approximately 1.94% of the total number of issued Shares; (ii) Sen Rong was interested in aggregate 188,061,642 Shares, representing approximately 16.07% of the total number of issued Shares; (iii) Rong Chang was interested in aggregate 197,015,946 Shares, representing approximately 16.84% of the total number of issued Shares; (iv) Lanbang was interested in aggregate 41,567,790 Shares, representing approximately 3.55% of the total number of issued Shares; and (v) the Trustee was interested in aggregate 77,131,997 Shares, representing approximately 6.59% of the total number of issued Shares. Such Shares held by Ping An Overseas, Sen Rong, Rong Chang, Lanbang and the Trustee will form part of the Scheme Shares and will be cancelled upon the Scheme becoming effective. Each of Ping An Overseas, Sen Rong, Rong Chang, Lanbang and the Trustee will, and will undertake to the Grand Court to, abstain from voting on the Scheme at the Court Meeting with respect to Conditions (a) and (b) only.

As such, as at the Announcement Date, all other Scheme Shareholders are Disinterested Holders, and the Scheme Shares held by such Disinterested Holders are entitled to be voted on the Scheme at the Court Meeting.

All Shareholders and ADS Holders (by instructing the Depository to vote in accordance with the Deposit Agreement) will be entitled to attend the Extraordinary General Meeting and vote on the special resolution to: (i) approve and give effect to any reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) contemporaneously therewith restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror.

The Offeror and Ping An Overseas have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the resolutions to be proposed at the Extraordinary General Meeting in relation to: (i) approve and give effect to any reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) contemporaneously therewith restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror.

For the avoidance of doubt, as noted in the section headed “Shareholding Structure of the Company” in this joint announcement, Shares held by members of the Morgan Stanley group acting in the capacity of exempt principal traders will not be voted at the Court Meeting and the Extraordinary General Meeting unless the Executive allows such Shares to be so voted. Shares held by such exempt principal traders may, subject to consent of the Executive, be allowed to be voted at the Court Meeting and the Extraordinary General Meeting if (i) the relevant connected exempt principal trader holds the Shares as a simple custodian for and on behalf of non-discretionary clients, and (ii) there are contractual arrangements in place between the relevant connected exempt principal trader and its clients that strictly prohibit the relevant connected exempt principal trader from exercising any voting discretion over the relevant Shares, and all voting instructions shall originate from the client only (if no instructions are given, then no votes shall be cast for the relevant Shares held by the relevant connected exempt principal trader). In addition, the Trustee shall not exercise the voting rights attached to the Shares held by it, and accordingly, the 77,131,997 Shares held by the Trustee will not be voted at the Court Meeting or the Extraordinary General Meeting notwithstanding that such Shares form part of the Scheme Shares.

Note to U.S. Investors

The transaction under the Proposal constitutes a “going private transaction” subject to the heightened disclosure requirements under Rule 13e-3 under the Exchange Act. As required under Rule 13e-3, a Schedule 13E-3 in compliance with U.S. disclosure requirements, including the Scheme Document attached as an exhibit, will be filed with the SEC, and the Scheme Document will be disseminated to Shareholders and the ADS Holders.

The Offeror proposes to implement the transaction through a scheme of arrangement under the Companies Act after considering compliance with regulatory requirements under both U.S and Hong Kong. To comply with the Takeovers Code, under the Proposal, the scheme of arrangement must be approved by at least 75% of the votes attaching to the disinterested shares cast at a duly convened meeting, with the additional requirement that the number of votes cast against the resolution must not exceed 10% of the votes attaching to all disinterested shares.

Shareholders do not have dissenters’ rights in connection with a scheme under the Companies Act. However, a scheme of arrangement requires the Grand Court’s approval, representing an additional layer of scrutiny that serves as a safeguard for protecting minority shareholders. The Grand Court may decline to convene the Court Meeting(s) and/or to sanction the Scheme if it is not satisfied, among others, that the scheme class(es) is/are properly constituted, that the outcome fairly reflects the views of the holders of scheme shares as a whole or that the holders of scheme shares were acting bona fide. In addition, the holders of scheme shares retain the right to appear at the court hearing where the petition to sanction the scheme will be considered.

The Takeovers Code also requires the formation of the Independent Board Committee by the Company. The Independent Board Committee, comprising all non-executive directors, will make a recommendation, after taking into account the advice and recommendation from the Independent Financial Adviser to the Disinterested Holders as to whether the Proposal and the Scheme are, or are not, fair and reasonable and as to whether such Disinterested Holders, voting at the Court Meeting and the Extraordinary General Meeting, should vote for or against the Scheme and related matters.

Further details regarding the Scheme will be set forth in the Schedule 13E-3 to be filed with the SEC and including the Scheme Document as an exhibit. The Scheme Document will be disseminated to Shareholders and ADS Holders in accordance with applicable requirements.

COSTS OF THE SCHEME

If the Independent Board Committee or the Independent Financial Adviser does not recommend the Proposal, and the Scheme is not approved, all expenses incurred by the Company in connection therewith shall be borne by the Offeror in accordance with Rule 2.3 of the Takeovers Code.

GENERAL

The Offeror has appointed Morgan Stanley as its financial adviser in connection with the Proposal.

The Scheme Shareholders are reminded to carefully read the Scheme Document, the letter of advice from the Independent Financial Adviser and the letter from the Independent Board Committee to the Disinterested Holders contained therein before making a decision.

As at the date of this joint announcement:

(a)	save as disclosed in the section headed “Shareholding Structure of the Company” above, neither the Offeror nor any Offeror Concert Party owns, controls or has direction over any Shares, convertible securities, warrants or options in the Company;

(b)	neither the Offeror nor any Offeror Concert Party has entered into any outstanding derivative in respect of the relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in the Company;

(c)	neither the Offeror nor any Offeror Concert Party has borrowed or lent any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company;

(d)	save for the Non-Binding Letter of Support, no irrevocable commitment to vote for or against the Scheme has been received by the Offeror or the Offeror Concert Parties;

(e)	other than the Cancellation Price for each Scheme Share payable under the Scheme, the Offeror or the Offeror Concert Parties have not paid and will not pay any other consideration, compensation or benefit in whatever form to the Scheme Shareholders or persons acting in concert with them in connection with the Scheme Shares;

(f)	save for the Non-Binding Letter of Support, the Proposal and the Scheme, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to the shares of the Offeror or the Shares and which might be material to the Proposal and the Scheme;

(g)	save for the Non-Binding Letter of Support, there are no agreements or arrangements to which the Offeror is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a Pre-Condition or a Condition to the Proposal and the Scheme;

(h)	save for the Non-Binding Letter of Support, there is no understanding, arrangement or agreement or special deal (as defined under Rule 25 of the Takeovers Code) between (i) any Shareholder; and (ii) (x) the Offeror and the Offeror Concert Parties, or (y) the Company or the Company’s subsidiaries or associated companies;

(i)	save for the Non-Binding Letter of Support, there is no understanding, arrangement, agreement or special deal (as defined under Rule 25 of the Takeovers Code) between the Offeror or any of the Offeror Concert Parties on the one hand, and the Scheme Shareholders and persons acting in concert with any of them on the other hand; and

(j)	save for the dealings in the Shares by Morgan Stanley which are conducted on a non-discretionary basis for and on behalf of its clients, none of the Offeror and the Offeror Concert Parties has dealt for value in any Shares or any convertible securities, warrants, options or derivatives in respect of any Shares during the six months prior to and up to and including the Announcement Date.

DESPATCH OF SCHEME DOCUMENT

The Scheme Document containing, among others: (i) further details of the Proposal and the Scheme; (ii) the expected timetable in relation to the Proposal and the Scheme; (iii) an explanatory memorandum as required under the Companies Act and the rules of the Grand Court; (iv) information regarding the Company; (v) recommendations from the Independent Board Committee with respect to the Proposal and the Scheme, and the letter of advice from the Independent Financial Adviser; and (vi) a notice of the Court Meeting and a notice of the Extraordinary General Meeting, together with forms of proxy in relation thereto, will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code, the Companies Act, the Grand Court and other applicable laws and regulations.

DISCLOSURE OF DEALINGS

Associates of the Offeror and the Company (as defined in the Takeovers Code, including shareholders holding 5% or more of the relevant securities (as defined in paragraphs (a) to (d) in Note 4 to Rule 22 of the Takeovers Code) of any of the Offeror and the Company) are hereby reminded to disclose their dealings in any securities of the Company under Rule 22 of the Takeovers Code during the offer period.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates of an offeror or the offeree company and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

PRECAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This joint announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the management of the Offeror and/or the Company (as the case may be) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this joint announcement include statements about the expected effects on the Company of the Proposal, the expected timing and scope of the Proposal, and all other statements in this joint announcement other than historical facts.

Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Proposal, as well as additional factors, such as general, social, economic and political conditions in the countries in which the Offeror and/or the Group operate or other countries which have an impact on the Offeror and/or the Group’s business activities or investments, interest rates, the monetary and interest rate policies of the countries in which the Offeror and/or the Group operate, inflation or deflation, foreign exchange rates, the performance of the financial markets in the countries in which the Offeror and/or Group operate and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environments in the countries in which the Offeror and/or Group operate and regional or general changes in asset valuations. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

All written and oral forward-looking statements attributable to the Offeror, the Company or persons acting on behalf of any of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the Announcement Date.

Shareholders and ADS Holders will be informed of any new material information of the Company as soon as possible in accordance with Rule 9.1 of the Takeovers Code.

DEFINITIONS

In this joint announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“ADS Holders”	holders of ADSs

“ADS(s)”	American Depositary Shares of the Company, with each ADS representing thirty (30) Shares

“Announcement Date”	15 May 2025, being the date of this joint announcement

“associates”	has the meaning ascribed to it under the Takeovers Code

“Board”	the board of directors of the Company

“Cancellation Price”	the cancellation price of HK$2.068 per Scheme Share payable in cash by the Offeror to the Scheme Shareholders pursuant to the Scheme

“Companies Act”	the Companies Act (2025 Revision) of the Cayman Islands and any amendment or revision thereto

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the NYSE (stock ticker: OCFT) and the Stock Exchange (stock code: 6638)

“Conditions”	the conditions to the implementation of the Proposal as set out in the section headed “Conditions of the Proposal” of this joint announcement

“Court Meeting”	a meeting of the Scheme Shareholders to be convened at the direction of the Grand Court at which the Scheme (with or without modification) will be voted upon, or any adjournment thereof. For the avoidance of doubt, only the Disinterested Holders are entitled to vote on the Scheme at the Court Meeting

“Deposit Agreement”	the Deposit Agreement, dated as of 12 December 2019, by and among the Company, the Depositary and all holders and beneficial owners of ADSs, as amended by the Amendment No.1, dated on or around 11 November 2022, by and among the same, as from time to time further amended.

“Depositary”	JPMorgan Chase Bank, N.A., the depositary bank for the ADSs

“Director(s)”	the director(s) of the Company

“Disinterested Holder(s)”	Shareholder(s) other than the Offeror, the Offeror Concert Parties, Sen Rong, Rong Chang, Lanbang and the Trustee

“Exchange Act”	the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time

“Executive”	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate thereof

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened for the purpose of voting on, among other things, the reduction of the share capital of the Company and its increase immediately thereafter

“Grand Court”	the Grand Court of the Cayman Islands

“Group”	the Company and its subsidiaries and consolidated affiliated entities

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company established by the Board to make a recommendation to the Disinterested Holders in respect of the Proposal and the Scheme

“Independent Financial Adviser”	the independent financial adviser to the Independent Board Committee to be appointed by the Board with the approval of the Independent Board Committee in due course

“IT”	information technology

“Last Trading Day”	15 May 2025, being the last trading day prior to the issue of this joint announcement

“Last Undisturbed Day”	27 February 2025, being the last trading day prior to 28 February 2025 when there were irregular trading volumes and price movements in the Shares

“Latest Practicable Date”	13 May 2025, being the latest practicable date for ascertaining certain information contained in this joint announcement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Long Stop Date”	30 June 2026, or such other date as the Company and the Offeror may agree or, to the extent applicable, as the Grand Court may direct and in all cases, as permitted by the Executive

“Meeting Record Date”	the appropriate record date to be announced for determining the entitlement of the Shareholders to attend and vote at the Court Meeting and at the Extraordinary General Meeting

“Morgan Stanley”	Morgan Stanley Asia Limited, a company incorporated in Hong Kong with limited liability and licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities, the financial adviser to the Offeror in connection with the Proposal

“Net Tangible Asset Value Attributable To The Shareholders”	the value of total net assets less non-controlling interests and intangible assets of the Company. The Net Tangible Asset Value Attributable To The Shareholders per Share in Hong Kong dollars is calculated using an exchange rate of HK$1 to RMB0.92604 as at 31 December 2024

“Non-binding Letter of Support”	the non-binding letter of support given by M&G Investments Limited to Offeror as of Announcement Date as further set out in the section headed “Nonbinding Letter of Support”

“NYSE”	the New York Stock Exchange

“Offeror” or “Bo Yu”	Bo Yu Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Ping An Group

“Offeror Concert Party(ies)”	parties acting in concert or presumed to be acting in concert with the Offeror under the definition of “acting in concert” under the Takeovers Code (which, for the avoidance of doubt, except any exempt principal traders or any exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code)

“Options”	the options granted by the Company pursuant to the Stock Incentive Plan

“Ping An Group”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the People’s Republic of China and listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC”	the People’s Republic of China, but for the purpose of this joint announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“Pre-Condition”	the pre-condition to the implementation of the Proposal as set out in the section headed “Pre-Condition of the Proposal” of this joint announcement

“Pre-Condition Long Stop Date”	30 September 2025, or any other date as may be agreed by the Offeror and the Company and as permitted by the Executive under the Takeovers Code

“Proposal”	the proposal for the privatisation of the Company by the Offeror by way of the Scheme on the terms and subject to the Pre-Condition and the conditions set out in this joint announcement and to be set out in the Scheme Document

“PSUs”	the performance share units granted by the Company pursuant the Stock Incentive Plan

“Record Date”	the appropriate record date to be announced for determining entitlements of the holders of Scheme Shares to receive the Cancellation Price under the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions

“RMB”	Renminbi, the lawful currency of the PRC

“Scheme”	a scheme of arrangement under Section 86 of the Companies Act involving the cancellation of all the Scheme Shares for the implementation of the Proposal and the restoration of the issued share capital of the Company to the amount immediately before the cancellation of the Scheme Shares

“Scheme Document”	the composite scheme document of the Company and the Offeror to be issued to all Shareholders containing, inter alia, further details of the Proposal together with the additional information specified in the section of this joint announcement headed “Despatch of Scheme Document” above

“Scheme Share(s)”	Share(s) held by the Shareholders, including Shares represented by the ADSs, other than the Shares held by the Offeror

“Scheme Shareholder(s)”	holder(s) of Scheme Shares as at the Record Date

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of a par value of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Stock Incentive Plan”	the Stock Incentive Plan adopted by the Company in November 2017, amended and restated in September 2019 and September 2020, and amended from time to time, under which the Company has the discretion to grant options, performance share units or other share-based awards to eligible participants

“Takeovers Code”	The Code on Takeovers and Mergers in Hong Kong

“Trustee”	Computershare Hong Kong Trustees Limited, the trustee appointed by the Company to facilitate operation of the Stock Incentive Plan

“Trustee Held Awarded Shares”	Shares held by the Trustee that correspond to the Options and PSUs (whether vested or unvested) granted under the Stock Incentive Plan

“Trustee Held Pool Shares”	Shares held by the Trustee that are not Trustee Held Awarded Shares

“trading day”	a day on which the Stock Exchange is open for the business of dealings in securities

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“%”	per cent.

For the purpose of this joint announcement, the conversion of US$ into HK$ is based on the exchange rate of US$1 = HK$7.7781 for illustration purpose.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, 15 May 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Sing Yip, Mr. Chu Yiyun, Mr. Liu Hong, Mr. Ng Kong Ping Albert, Mr. Jin Li and Mr. Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.